[redacted]

PE 9/4/2013 DC

Act: 1933
~~Section:~~ Form S4
Rule:
Public Availability: 9/30/2013

13003578

No Act

September 30, 2013

Received SEC

SEP 30 2013

Washington, DC 20549

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Sirius XM Radio Inc.
Incoming letter dated September 4, 2013

Based on the facts presented, the Division's views are as follows. Capitalized terms have the same meanings as defined in your letter.

- The Reorganization will constitute a "succession" for purposes of Rule 12g-3(a) under the Exchange Act and Holdings will be a "large accelerated filer" for purposes of Rule 12b-2 under the Exchange Act.

- Holdings may take into account the Company's reporting history under the Exchange Act in determining its eligibility to use Form S-3. The Company's reporting history under the Exchange Act may also be used in determining whether Holdings: (1) "meets the requirements for use of Form S-3" within the meaning of Form S-4; and (2) "satisfies the registrant requirements for use of Form S-3" within the meaning of Form S-8.

- The Division will not object if Holdings, as successor to the Company, does not file new registration statements under the Securities Act for ongoing offerings of securities covered by the Registration Statements, provided that Holdings adopts the Registration Statements by filing post-effective amendments pursuant to Rule 414 under the Securities Act.

- The Company's Exchange Act reporting history may be taken into account when determining Holdings' compliance with the current public information requirements of Rule 144(c)(1) under the Securities Act.

- Average weekly reported trading volume in Company Common Stock during the time periods specified by Rule 144(e)(1) under the Securities Act may be taken into account in determining the limitations on the amount of Holdings Common Stock that may be sold pursuant to Rule 144(e).

These positions are based on the representations made to the Division in your letter. Different facts or conditions might require different conclusions.

Sincerely,

Charles Kwon
Special Counsel

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

September 30, 2013

Mail Stop 4561

Gary L. Sellers, Partner
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017-3954

Re: Sirius XM Radio Inc.

Dear Mr. Sellers:

In regard to your letter of September 4, 2013, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Jonathan A. Ingram
Acting Chief Counsel & Associate Director

Securities Act of 1933
Rules 144 and 414
Forms S-3, S-4 and S-8

Securities Exchange Act of 1934
Rules 12b-2 and 12g-3

September 4, 2013

VIA ELECTRONIC SUBMISSION

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Sirius XM Radio Inc. — Delaware Holding Company Reorganization

Ladies and Gentlemen:

We are acting as counsel for Sirius XM Radio Inc., a Delaware corporation (the "Company"), to request the concurrence of the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") with respect to a number of succession-related issues under the Securities Act of 1933, as amended (the "Securities Act"), and the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in connection with a proposed reorganization of the Company's operations into a holding company structure (the "Reorganization").

To effect the Reorganization, the Company has formed Sirius XM Holdings Inc., a Delaware corporation and direct, wholly-owned subsidiary of the Company ("Holdings"), and in turn has caused Holdings to form Sirius XM Merger Sub Inc., a Delaware corporation and direct, wholly-owned subsidiary of Holdings ("Merger Sub"). The holding company structure would be implemented pursuant to Section 251(g) of the General Corporation Law of the State of Delaware ("DGCL") by the merger of Merger Sub with and into the Company. The Company would survive the merger as a direct, wholly-owned subsidiary of Holdings. For further detail regarding the Reorganization, see "The Proposed Reorganization" below.

On behalf of the Company, we hereby respectfully request that the Staff concur in certain opinions and conclusions set forth below under Part 3 (beginning on page 5) that we have reached on the basis of, among other things, prior letters issued by the Staff referenced in this letter with respect to the applicability to the Reorganization of certain provisions of the Securities Act and the Exchange Act, and the rules and regulations promulgated thereunder.

1. Background Information.

The Company is the world's largest radio broadcaster measured by revenue and had 25,068,988 subscribers as of June 30, 2013. The Company creates and broadcasts commercial-free music; premier sports talk and live events; comedy; news; exclusive talk and entertainment; and the most comprehensive Latin music, sports and talk programming in radio. The Company's service is available in the U.S. in vehicles from every major automaker, from retailers nationwide, and online at siriusxm.com. The Company's programming is also available through the SiriusXM Internet Radio App for Android, Apple, and BlackBerry smartphones and other connected devices.

The authorized capital stock of the Company currently consists of: (a) 9,000,000,000 shares of common stock, par value $0.001 per share (the "Company Common Stock"), of which 6,209,264,140 shares were issued and outstanding as of the close of business on July 24, 2013 and (b) 50,000,000 shares of preferred stock, par value $0.001 per share, of which no shares are issued and outstanding as of the date of this letter. As of June 30, 2013, there were approximately 10,654 holders of record of the Company Common Stock. Liberty Media Corporation together with its affiliates beneficially owns more than 50% of the Company Common Stock.

The Company is an Exchange Act reporting company pursuant to Section 12(b) under the Exchange Act ("Section 12(b)"), with shares of its common stock registered under Section 12(b) and listed on the Nasdaq Global Select Market ("Nasdaq") under the symbol "SIRI". The Company is current in its Exchange Act reporting requirements. The Company Common Stock is the only class of securities of the Company subject to the Exchange Act reporting requirements.

The Company currently operates the following equity-based compensation and benefit plans (together, the "Active Compensation Plans") pursuant to which new equity-based awards may be granted in respect of shares of Company Common Stock for issuance to Company employees, consultants, officers and directors under various types of compensatory awards:

- The Sirius XM Radio 401(k) Savings Plan, and
- The Sirius XM Radio Inc. 2009 Long-Term Stock Incentive Plan.

New equity-based awards issuable under the Active Compensation Plans are registered under Forms S-8 under the Securities Act ("Form S-8") denoted by Reg Nos. 333-179600 and 333-160386 (the "New Award Registration Statements"). In addition, the Company maintains the following equity-based compensation plans pursuant to which no new additional awards may be made but under which outstanding awards in respect of shares of Company Common Stock exist as of the date hereof (the "Legacy Compensation Plans" and, together with the Active Compensation Plans, the "Compensation Plans"):

- Amended and Restated Sirius Satellite Radio 2003 Long-Term Stock Incentive Plan,
- XM Satellite Radio Holdings Inc. 2007 Stock Incentive Plan,
- XM Satellite Radio Holdings Inc. 1998 Shares Award Plan, and
- XM Satellite Radio Holdings Inc. Talent Option Plan.

Company Common Stock issuable in connection with the exercise or settlement of awards under the Legacy Compensation Plans is registered under Forms S-8 denoted by Reg Nos. 333-159206 and 333-152574 (the "Legacy Registration Statements" and, together with the New Award Registration Statements, the "Registration Statements").

There are no registration statements on Form S-3 under the Securities Act ("Form S-3") filed with the Commission that are available for use by the Company.

As of June 30, 2013, the Company had six series of debt securities outstanding: $770,987,000 in aggregate principal amount of 8.75% Senior Notes due 2015 (the "2015 Notes"), $599,350,000 in aggregate principal amount of 7.625% Senior Notes due 2018 (the "2018 Notes"), $500,000,000 in aggregate principal amount of 4.25% Senior Notes due 2020 (the "2020 Notes"), $400,000,000 in aggregate principal amount of 5.25% Senior Notes due 2022 (the "2022 Notes"), $500,000,000 in aggregate principal amount of 4.625% Senior Notes due 2023 (the "2023 Notes" and, collectively with the 2018 Notes, the 2020 Notes and the 2022 Notes, the "Senior Notes") and $502,370,000 in aggregate principal amount of 7% Exchangeable Senior Subordinated Notes due 2014 (the "Exchangeable Notes"). On September 3, 2013, the Company redeemed all outstanding 2015 Notes and discharged its obligations related thereto. In addition, on August 1, 2013, the Company issued $600,000,000 in aggregate principal amount of 5.75% Senior Notes due 2021 (the "2021 Notes" and, collectively with the Senior Notes and Exchangeable Notes, the "Notes"). None of the Notes are registered classes of securities under any of Sections 12(b), 12(g) or 15(d) under the Exchange Act. In addition, the Company has a five-year senior secured revolving credit facility under which it may borrow up to an aggregate amount of $1,250,000,000 (the "Revolver" and, together with the Notes, the "Existing Debt"). No loans are outstanding under the Revolver as of the date of this letter. The Existing Debt is guaranteed by substantially all of the material domestic subsidiaries of the Company.

Other than with respect to the Company Common Stock, neither the Company nor any of its subsidiaries has any filing obligation pursuant to the Exchange Act.

2. The Proposed Reorganization.

The Company proposes to reorganize its operations into a holding company structure whereby the Company would become a direct, wholly-owned subsidiary of Holdings. The Reorganization is not being effected in connection with any currently pending or planned fundamental corporate transaction or, to our knowledge, any pending or planned third party transaction other than ordinary course borrowings. The Company's existing operations, assets and liabilities are not being reorganized in connection with the Reorganization, and the Existing

Debt will remain outstanding as obligations of the Company. However, in accordance with the indenture governing the Exchangeable Notes, Holdings, the Company, the trustee and the subsidiary guarantors will execute a supplemental indenture pursuant to which Holdings will agree to act as a co-obligor with the Company in respect of the Exchangeable Notes and provide for the exchange of the Exchangeable Notes into shares of Holdings Common Stock. There will be no change in the subsidiaries of the Company that are guarantors under the Existing Debt and the contractual obligation for such entities to provide such guarantees will survive the Reorganization intact.

To effect the Reorganization, the Company has incorporated Holdings as a Delaware corporation and a direct, wholly-owned subsidiary of the Company and, in turn, has caused Holdings to form Merger Sub as a Delaware corporation and a direct, wholly-owned subsidiary of Holdings. Each of Holdings and Merger Sub currently has, and prior to the Reorganization, will have, a nominal amount of stock outstanding and no assets (other than nominal amounts of cash and cash equivalents representing its initial capitalization), and does not and will not conduct any business operations.

In the Reorganization, each share of Company Common Stock issued and outstanding immediately prior to the Reorganization would be converted, on a share-for-share basis, into one share of the common stock of Holdings ("Holdings Common Stock"), having the same rights, powers, preferences, qualifications, limitations and restrictions as the Company Common Stock being converted and exchanged. Each share of common stock of Merger Sub issued and outstanding immediately prior to the Reorganization and held by Holdings would convert into a share of common stock of the corporation surviving the Reorganization (i.e., the Company), and Merger Sub's corporate existence would cease. Upon consummation of the Reorganization, the Company would become a direct wholly-owned subsidiary of Holdings.

The Company's Board of Directors would effect the Reorganization without a vote of the Company's stockholders pursuant to Section 251(g) of the DGCL. Section 251(g) permits a Delaware corporation to reorganize by merging with a direct or indirect wholly-owned subsidiary of a holding company without stockholder approval. Under a Section 251(g) reorganization, appraisal rights are not available to the Company's stockholders. However, Section 251(g) contains provisions intended to ensure that the rights of the stockholders of the corporation are not changed by or as a result of such reorganization.[1]

The Reorganization would conform in all respects with the required provisions of Section 251(g) of the DGCL. The only constituent entities to the Reorganization would be the Company, Holdings and Merger Sub, all of which would be Delaware corporations. Immediately following the Reorganization, the certificate of incorporation and bylaws of Holdings would be identical to those of the Company (other than provisions regarding certain technical matters, as permitted by

[1] We are of the opinion that the Reorganization does not involve an "offer, " "offer to sell, " "offer for sale " or "sale " within the meaning of Section 2(a)(3) of the Securities Act, and that the Reorganization may thus occur without registration under the Securities Act. This conclusion is consistent with the previous determinations of the Staff in *America West Airlines, Inc.* (available April 25, 1996), *INDRESCO, Inc.* (available October 31, 1995), *Toys "R" Us, Inc.* (available December 1, 1995), *Matria Healthcare, Inc.* (available Feb. 10, 2005), *Halliburton Company* (available December 11, 1996) and *Interstate Bakeries Corporation* (available May 18, 1990).

Section 251(g) of the DGCL). Upon consummation of the Reorganization, the Company would be a direct, wholly-owned subsidiary of Holdings. The Company's directors immediately prior to consummation of the Reorganization would be the directors of Holdings immediately upon consummation of the Reorganization. The Company would survive the Reorganization with a certificate of incorporation identical in substance to the Company's certificate of incorporation immediately prior to the Reorganization (other than such changes reflecting that the Company would be a direct, wholly owned subsidiary of Holdings and such other changes as are required by Section 251(g) of the DGCL). Currently outstanding shares of Company Common Stock would, immediately following the Reorganization and without any action on the part of any holder of Company Common Stock, represent outstanding shares of Holdings Common Stock. The Company's stockholders will not recognize gain or loss for United States federal income tax purposes upon the conversion of their shares of Company Common Stock.

In connection with the Reorganization, the Company will file a "Notification: Substitution Listing Event" form with Nasdaq. Following the Reorganization, the Company may elect to cause the Holdings Common Stock to be listed on Nasdaq under the current "SIRI" symbol or under a new symbol, "SXM". Nasdaq has informed the Company that the listing of the Holdings Common Stock will be treated as a substitute listing to the Company Common Stock. We have been informed that the Holdings Common Stock will be issued a new CUSIP number that will be different from the CUSIP number applicable to the Company Common Stock.

In addition, Holdings would assume all of the Company's obligations under the Compensation Plans, and each outstanding option to purchase Company Common Stock and each other right to receive Company Common Stock under the Compensation Plans will convert into an option to purchase or right to receive the same number of shares of Holdings Common Stock, with the same rights and conditions as the corresponding Company option and other rights to receive Company Common Stock under the Compensation Plans prior to the Reorganization. Pursuant to Rule 414 under the Securities Act ("Rule 414"), Holdings would file post-effective amendments to the Registration Statements (i) reflecting that Holdings would become a "successor issuer" under the Registration Statements pursuant to Rule 414, (ii) adopting the Registration Statements as its own registration statements for all purposes of the Securities Act and the Exchange Act and (iii) setting forth all additional information necessary to reflect any material changes made in connection with or resulting from the succession or necessary to keep the Registration Statements from being misleading in any material respect, as contemplated by Rule 414(d).

Upon consummation of the Reorganization, Holdings would timely file a current report on Form 8-K describing the Reorganization. In addition, a Form 25 will be filed to delist the Company Common Stock from trading on Nasdaq and a Form 15 will be filed to terminate registration of the Company Common Stock under the Exchange Act.

3. **Request.**

On behalf of the Company, we respectfully request interpretative guidance or a no-action letter from the Staff concurring in each of the following conclusions, each of which is discussed more fully under the heading "Discussion" below:

a. Forms S-3, S-4 and S-8. The Company's reporting history may be considered to determine whether Holdings, as the "successor" to the Company, meets the eligibility requirements for the use of Form S-3 "meets the requirements for use of Form S-3" as such phrase is used in the General Instructions of Form S-4 under the Securities Act ("Form S-4") and "satisfies the requirements for use of Form S-3" as such phrase is used in the General Instructions of Form S-8.

b. Rule 414. Upon the completion of the Reorganization, Holdings will constitute a "successor issuer" of the Company for purposes of Rule 414, and may file post-effective amendments to the registration statements relating to the Compensation Plans and any other registration statements hereafter filed by the Company to permit Holdings to continue offerings registered thereby as contemplated by Rule 414.

c. Rule 144. For purposes of Rule 144 under the Securities Act ("Rule 144"), Holdings may include the prior reporting history of the Company and the average weekly trading volume in the Company Common Stock in determining whether Holdings has complied with the current public information requirements of Rule 144(c)(1) and the volume limitations under Rule 144(e).

d. Rule 12g-3(a). The Reorganization will constitute a "succession" for purposes of Rule 12g-3(a) under the Exchange Act ("Rule 12g-3(a)") and, upon issuance of the Holdings Common Stock in connection with the Reorganization, the Holdings Common Stock will be deemed to be registered under Section 12(b).

e. Rule 12b-2. As a result of the Reorganization, Holdings will be considered a "successor issuer" of the Company and will be considered a large accelerated filer for purposes of Rule 12b-2 under the Exchange Act ("Rule 12b-2").

We note that the Staff has granted relief similar to that requested in this letter in several comparable circumstances, including similar holding company reorganizations under Section 251(g) of the DGCL. *See e.g., Alexander & Baldwin, Inc.* (available April 3, 2012), *ADA-ES, Inc.* (available March 15, 2012), *MGP Ingredients, Inc.* (available October 11, 2011), *Interactive Intelligence, Inc.* (available April 27, 2011), *HCA, Inc.* (available November 22, 2010), *Sun Healthcare Group, Inc.* (available September 29, 2010), *Dress Barn, Inc.* (available August 13, 2010), *GulfMark Offshore, Inc.* (available January 11, 2010), *MF Global Ltd.* (available December 15, 2009), *Tim Hortons Inc.* (available September 9, 2009), *Weatherford International Ltd.* (available January 14, 2009), *Willbros Group, Inc.* (available February 27, 2009), *Pediatrix Medical Group, Inc.* (available November 22, 2008), *Otter Tail Corporation* (available December 19, 2008), *Mentor Corporation* (available September 26, 2008), and *Dollar Tree Stores, Inc.* (available February 20, 2008).

4. **Discussion**.

a. **Forms S-3, S-4 and S-8.**

General Instruction I.A.7.(a) to Form S-3 under the Securities Act provides that a successor registrant shall be deemed to have met the conditions for eligibility to use Form S-3 set forth in General Instructions I.A.1., 2., 3. and 5. of Form S-3 if its predecessor and it, taken together, do so, provided that the succession was primarily for the purpose of changing the state of incorporation of the predecessor or forming a holding company and that the assets and liabilities of the successor at the time of succession were substantially the same as those of the predecessor.

As indicated above, the primary purpose of the Reorganization is to form a new holding company. In addition, the consolidated assets and liabilities of Holdings immediately following the Reorganization will be identical to the consolidated assets and liabilities of the Company immediately prior to the Reorganization. Additionally, Holdings will conduct the same business and operations of the Company as immediately prior to the Reorganization, and the executive management and board of directors of Holdings following the Reorganization will be the same as the executive management and board of directors of the Company immediately prior to the Reorganization. Because the Company has been a reporting Company and current in its fillings for more than twelve months and the business, assets, liabilities and management of the Company will not change as a result of the Reorganization, it is our opinion that adequate information of Holdings of the type contemplated by the twelve-month prior reporting requirement is already available to the public in the form of the Company's Exchange Act filings.

The requested relief would allow the Company's reporting history to be considered to determine whether Holdings, as the "successor" to the Company, meets the eligibility requirements for the use of Form S-3, in determining whether Holdings "meets the requirements for use of Form S-3," as such phrase is used in the General Instructions of Form S-4 and "satisfies the registrant requirements for use of S-3," as such phrase is used in the General Instructions of Form S-8. Such a determination would be consistent with relief granted by the Staff in similar circumstances. *See. e.g., Alexander & Baldwin, Inc.*, supra, *ADA-ES, Inc.*, supra, *MGP Ingredients, Inc.*, supra, *Interactive Intelligence, Inc.*, supra, *HCA Inc.*, supra, *GrafTech International Ltd.* (available November 4, 2010), *Dress Barn, Inc.*, supra, *GulfMark Offshore, Inc.*, supra, *MF Global Ltd.*, supra, *Pediatrix Medical Group, Inc.*, supra, and *Dollar Tree Stores, Inc.*, supra.

Accordingly, we respectfully request that the Staff concur in our opinion that after the Reorganization, Holdings will be entitled to take into account the Company's reporting history prior to the Reorganization in determining whether Holdings (i) is eligible to use Form S-3, (ii) "meets the requirements for use of Form S-3," as such phrase is used in the General Instructions of Form S-4 and (iii) "satisfies the registrant requirements for use of Form S-3," as such phrase is used in the General Instructions of Form S-8.

b. Rule 414 and Succession to the Registration Statement.

Rule 414 provides that if an issuer is succeeded by another issuer for the purpose of changing its form of organization, the registration statements of the predecessor issuer will be deemed the registration statements of the successor issuer for purposes of continuing the offerings, provided that the conditions enumerated in Rule 414 are satisfied. We are of the opinion that the Registration Statements of the Company should be deemed to be the registration statement of Holdings as the "successor issuer for the purpose of continuing the offering," because the Reorganization would change the Company's "form of organization" and should be deemed to meet all the other conditions enumerated in Rule 414.

Rule 414(a) requires that immediately prior to the succession, the successor issuer has no assets or liabilities other than nominal assets or liabilities. As discussed above, Holdings will be incorporated solely for the purpose of serving as the holding company for the Company and its subsidiaries pursuant to the Reorganization, and prior to the Reorganization Holdings will have only nominal assets and liabilities and will therefore satisfy the requirements of Rule 414(a).

Rule 414(b) requires that the succession be effected by a statutory merger or similar succession in which the successor acquires all assets and assumes all of the liabilities and obligations of the predecessor issuer. In the Reorganization, Holdings would not directly acquire all of the assets or assume all of the liabilities and obligations of the Company, except that Holdings would assume the Company's obligations under the Compensation Plans in order to issue publicly-traded securities to the employees, consultants, officers and directors of Holdings and its subsidiaries following the Reorganization, and would act as co-obligor in respect of the Exchangeable Notes as described above. All other assets and liabilities will remain with the Company immediately following the Reorganization. In keeping with the spirit of Rule 414, Holdings will indirectly have the benefit of such assets and will effectively be subject to such liabilities and obligations by reason of its ownership of all of the capital stock of the Company. Upon the effectiveness of the Reorganization, the assets, liabilities and stockholders' equity of Holdings, on a consolidated basis, will be the same as those of the Company immediately prior to the Reorganization. We believe that this technicality relating to paragraph (b) is not material and should not affect the applicability of Rule 414.

Rule 414(c) requires that the succession be approved by securityholders of the predecessor issuer. Although Rule 414(c) contemplates stockholder approval of the Reorganization, as noted above in footnote 1, *supra*, Delaware law does not require stockholder approval under DGCL Section 251(g) and approval of the holders of the Company Common Stock for the Reorganization is not required by the Company's certificate of incorporation or bylaws and is not being sought by the Company. As a result, the Reorganization will not meet the technical requirements of Rule 414(c) although we believe that the treatment requested herein is consistent with the spirit and purpose of Rule 414.

After the Reorganization, as contemplated by Rule 414(d), Holdings will file post-effective amendments to the Registration Statements expressly adopting the Registration Statements as its own registration statements for all purposes of the Securities Act and the Exchange Act, and will include any additional information necessary to reflect any material changes made in connection with or resulting from the succession or necessary to keep the Registration Statements from being misleading in any material respect.

The Staff has issued no-action positions in several reorganizations that did not meet all of the requirements of Rule 414(b) and (c), including shareholder approval. *See, e.g.*, *MGP Ingredients, Inc.*, supra, *HCA, Inc.*, supra, *GrafTech International Ltd.*, supra, *Pediatrix Medical Group, Inc.*, supra, and *Dollar Tree Stores, Inc.*, supra. Accordingly, we respectfully request that you concur in our opinion that, following the Reorganization, the Registration Statements would be deemed to be the registration statements of Holdings as "successor issuer" and that Holdings may continue the offering under the Registration Statements by filing a post-effective amendment to the Registration Statements in lieu of filing a new registration statement.

c. **Rule 144(c)(1) and (e).**

We recognize that affiliates of Holdings who desire to sell Holdings Common Stock, absent registration under the Securities Act, must sell those shares pursuant to Rule 144 or some other applicable exemption. Rule 144(c) requires that, in order for sales of securities to be made in reliance on the "safe harbor" provided by Rule 144, there must be made available "adequate current public information" with respect to the issuer for purposes of such Rule. Pursuant to Rule 144(c)(1), this requirement will be deemed to be satisfied where the issuer (i) has been subject to the reporting requirements of Sections 13 or 15(d) under the Exchange Act for a period of at least 90 days immediately preceding the sale of the securities, (ii) has filed all of the reports required to be filed by it under Section 13 or 15(d), as applicable, under the Exchange Act for the 12 months preceding such sale (or for such shorter period that it was required to file such reports) and (iii) has submitted electronically and posted on its corporate website every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the 12 months preceding such sale (or for such shorter period that it was required to submit and post such files).

The purpose of Rule 144(c)(1), like the reporting requirements for Form S-3, is to ensure that adequate, detailed information about the registrant and its securities is available for public inspection. Although a literal application of Rule 144(c)(1) would prevent affiliates of Holdings from utilizing Rule 144 during the first 90 days after the effective time of the Reorganization, we believe that the prior activities of the Company may be taken into account for purposes of determining whether Holdings satisfies the Rule 144(c)(1) eligibility requirements. In this instance, the information to be furnished to the public concerning Holdings would be adequate and current. The Company has been a reporting company under the Exchange Act for many years. All reports required to be filed by the Company under the Exchange Act, and all Interactive Data Files required to be submitted electronically to the Commission and posted on the Company's corporate web site pursuant to Rule 405 of Regulation S-T under the Securities Act, in each case for the preceding 12 months, have been timely filed, submitted or posted, as the case may be, and will be timely filed, submitted or posted, as applicable, prior to the Reorganization. The Company will timely file a current report on Form 8-K with respect to the Company's completion of the Reorganization. Similarly, Holdings will be subject to the reporting requirements of Section 13 under the Exchange Act following the Reorganization. Holdings will have the same consolidated assets, liabilities, businesses, management and operations as the Company prior to the Reorganization. Therefore, we conclude that strict compliance with the 90-day waiting period is not necessary to effectuate the purpose of the Rule in light of the comprehensive disclosures in prior Exchange Act reports and the continuing reporting that will be made by Holdings. Based on the foregoing, we are of the opinion that, for purposes of Rule 144, Holdings may include the Company's reporting history and status prior to the Reorganization in determining whether Holdings has complied with the public information requirements of Rule 144(c)(1) and thus, Holdings should be deemed to have complied with the public information requirements of Rule 144(c)(1) immediately after the Reorganization if the Company has complied with the requirements of the Rule until the effective time of the Reorganization. The Staff has taken similar positions in the context of comparable transactions. *See, e.g., Alexander & Baldwin, Inc.*, supra, *ADA-ES, Inc.*, supra, *MGP Ingredients, Inc.*, supra, *Interactive Intelligence, Inc.*, supra, *HCA Inc.*, supra, *Dress Barn, Inc.*, supra, *GulfMark Offshore, Inc.*, supra, *MF Global Ltd.*, supra, *Pediatrix Medical Group, Inc.*, supra, *Mentor Corporation*, supra, *Otter Tail Corporation*, supra, and *Dollar Tree Stores, Inc.*, supra.

In addition, because the same number of shares of Holdings Common Stock will be outstanding immediately after the Reorganization as the number of shares of Company Common Stock immediately prior to the Reorganization, and because the Holdings Common Stock will represent an investment that is the same as the investment in Company Common Stock for the reasons discussed above, it is our opinion that, for purposes of Rule 144, the most recent report or statement published by the Company prior to the Reorganization and the average weekly trading volume of Company Common Stock during the time periods specified by Rule 144(e)(1) occurring immediately prior to the Reorganization may be taken into account by holders of Holdings Common Stock in determining the applicable limitation on the amount of Holdings Common Stock that may be sold in compliance with Rule 144(e)(l). The Staff has taken similar positions in the context of comparable transactions. *See, e.g., Alexander & Baldwin, Inc.*, supra, *ADA-ES, Inc.*, supra, *MGP Ingredients, Inc.*, supra, *Interactive Intelligence, Inc.*, supra, *Dress Barn, Inc.*, supra, *MF Global Ltd.*, supra, *Pediatrix Medical Group, Inc.*, supra, *Otter Tail Corporation*, supra, and *Dollar Tree Stores, Inc.*, supra.

Based on the foregoing, we respectfully request that the Staff concur in our opinion that the Company's reporting history under the Exchange Act prior to the Reorganization may be taken into account in determining whether Holdings has complied with the current public information requirements of Rule 144(c)(1) and the average weekly trading volume in Company Common Stock during the time periods specified in Rule 144(e)(1) may be taken into account in determining the limitation on the amount of Holdings Common Stock that may be sold pursuant to Rule 144(e). In light of Rule 144(d)(3)(ix), we are not seeking your confirmation as to the tacking of holding periods regarding Holdings securities issued in respect of Company securities.

d. Rule 12g-3(a).

The Company Common Stock is currently registered under Section 12(b). Rule 12g-3(a) provides that if, in connection with a succession by merger, consolidation, exchange of securities, acquisition of assets or otherwise, the securities of an issuer that are not already registered pursuant to Section 12 under the Exchange Act ("Section 12") (e.g., Holdings Common Stock) are issued to the holders of any class of securities of another issuer that is registered pursuant to Section 12 (e.g., Company Common Stock), then the classes of securities so issued will be deemed to be registered under the same paragraph of Section 12, subject to certain limitations which are inapplicable to the Reorganization. We are of the opinion that the Reorganization constitutes a "succession" for the purposes of Rule 12g-3(a) and, therefore, that upon issuance of the Holdings Common Stock to the holders of the Company Common Stock in exchange therefor, the Holdings Common Stock would be deemed registered under Section 12(b).

Although the definition of "succession" in Rule 12b-2 specifically contemplates the "direct acquisition of the assets comprising a going business, whether by merger, consolidation, purchase, or other direct transfer," and does not explicitly contemplate a holding company reorganization, we believe that the structure of the Reorganization should constitute a "succession" for purposes of Rule 12g-3(a). This conclusion is consistent with the previous determinations of the Staff in *Alexander & Baldwin, Inc.*, supra, *ADA-ES, Inc.*, supra, *MGP Ingredients, Inc.*, supra, *Interactive Intelligence, Inc.*, supra, *Dress Barn, Inc.*, supra, *GulfMark Offshore, Inc.*, supra, *MF Global Ltd.*, supra, *Willbros Group, Inc.*, supra, *Pediatrix Medical Group, Inc.*, supra, *Otter Tail Corporation*, supra, *Mentor Corporation*, supra, and *Dollar Tree Stores, Inc.*, supra.

Accordingly, we respectfully request that the Staff concur in our opinion that the Reorganization will constitute a "succession" for purposes of Rule 12g-3(a) and, upon the issuance of the Holdings Common Stock in connection with the Reorganization, the Holdings Common Stock would be deemed registered under Section 12(b) of the Exchange Act.

Rule 12g-3(f) requires the issuer of the stock deemed registered under Rule 12g-3(a) to indicate in the Form 8-K filed in connection with the succession the paragraph of Section 12 under which the class of securities of the successor issuer is deemed registered. Holdings intends to file such a Form 8-K promptly following the consummation of the Reorganization. In addition, a Form 25 will be filed to delist the Company Common Stock from trading on Nasdaq and a Form 15 will be filed to terminate registration of the Company Common Stock under the Exchange Act.

e. Rule 12b-2.

The Company is a "large accelerated filer" as defined by Rule 12b-2. Because we believe Holdings would be the successor issuer to the Company, we believe that Holdings should be deemed a large accelerated filer following the Reorganization for purposes of Rule 12b-2. The Staff has taken a similar position on prior occasions that a successor issuer would be a successor to a company's status under Rule 12b-2. *See, e.g.*, *Alexander & Baldwin, Inc.*, supra, *MGP Ingredients, Inc.*, supra, *Interactive Intelligence, Inc.*, supra, *Dress Barn, Inc.*, supra, *GulfMark Offshore, Inc.*, supra, *MF Global Ltd.*, supra, *Willbros Group, Inc.*, supra, *Pediatrix Medical Group, Inc.*, supra, *Otter Tail Corporation*, supra, *Mentor Corporation*, supra, and *Dollar Tree Stores, Inc.*, supra.

On the basis of the foregoing, we respectfully request that the Staff concur in our opinion that Holdings, as successor to the Company, will be deemed a large accelerated filer for purposes of Rule 12b-2.

5. **Conclusion**.

On behalf of the Company, we respectfully request the concurrence of the Staff in each of the conclusions and opinions listed above under the heading "Request". We also request that the Staff confirm that Holdings may rely on the Staff's concurrence in such conclusions and opinions to the same extent as the Company. In view of the Company's intent to consummate the Reorganization as promptly as possible, we respectfully request your response as soon as possible. If for any reason you do not concur with any of our conclusions, we would appreciate the opportunity to confer with members of the Staff by telephone prior to any written response to this letter. We are submitting seven copies of this letter in addition to this original in accordance with SEC Release No. 33-6269. Please acknowledge receipt of this letter by reply e-mail to gsellers@stblaw.com, mrogers@stblaw.com and ltoback@stblaw.com.

If you have any questions or require any additional information in connection with this request, please contact Gary L. Sellers, Matthew B. Rogers or Lia Toback of this firm at (212) 455-2000.

Very truly yours,

/s/

Simpson Thacher & Bartlett LLP

cc: Patrick L. Donnelly
Executive Vice President,
General Counsel and Secretary
Sirius XM Radio Inc.